Filed Pursuant to Rule 424(b)(2)
File No. 333-180728

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated June 26, 2013 AMENDED AND RESTATED PRICING SUPPLEMENT No. 346 dated June , 2013 (To Prospectus Supplement dated April 13, 2012 and Prospectus dated April 13, 2012)

Wells Fargo & Company Medium-Term Notes, Series K
Floating Rate Notes Notes Linked to the 7-Year Constant Maturity Swap Rate due June 28, 2023

■	Quarterly interest payments

■	The per annum rate of interest payable on the notes will be reset quarterly and will be equal to the 7-Year Constant Maturity Swap Rate plus 0.00% to 0.10% (to be determined on the pricing date), but in no event will be more than 6.25% to 6.75% per annum (to be determined on the pricing date), for any quarterly interest period

■	Term of approximately 10 years

■	All payments on the notes are subject to the credit risk of Wells Fargo & Company

■	No exchange listing; designed to be held to maturity

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” on page PRS-5.

The notes are unsecured obligations of Wells Fargo & Company and all payments on the notes are subject to the credit risk of Wells Fargo & Company. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	$1,000.00	$7.00	$993.00
Total
(1)

The agent discount will not be more than $7.00 per note. In addition to the agent discount, the original offering price specified above includes structuring and development costs. If the notes were priced today, the agent discount and structuring and development costs would total approximately $12.50 per note. The actual agent discount and structuring and development costs will be set forth in the final pricing supplement when the final terms of the notes are determined. In no event will the agent discount and structuring and development costs exceed $22.50 per note. See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes and offering expenses. Wells Fargo Securities, LLC, a wholly-owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal.

Wells Fargo Securities

Floating Rate Notes

Notes Linked to the 7-Year Constant Maturity Swap Rate due June 28, 2023

Investment Description

The Notes Linked to the 7-Year Constant Maturity Swap Rate due June 28, 2023 are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series K.”

All payments on the notes are subject to the credit risk of Wells Fargo.

The 7-Year Constant Maturity Swap Rate (the “7-Year CMS Rate”) is, on any U.S. government securities business day, the fixed rate of interest payable on an interest rate swap with a 7-year maturity as reported by Reuters Screen ISDAFIX1 Page as of 11:00 a.m., New York City time, on that day. An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 3 month LIBOR for that same maturity.

You should read this pricing supplement together with the prospectus supplement dated April 13, 2012 and prospectus dated April 13, 2012 for additional information about the notes. Information included in this pricing supplement supersedes information in the prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement.

You may access the prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus Supplement dated April 13, 2012 and Prospectus dated April 13, 2012 filed with the SEC on April 13, 2012:

  http://www.sec.gov/Archives/edgar/data/72971/000119312512162780/d256650d424b2.htm

Investor Considerations

We have designed the notes for investors who:

¡	seek current income at a floating rate of interest;

¡

seek an investment with a per annum interest rate that will be reset quarterly and will be equal to the 7-Year CMS Rate plus 0.00% to 0.10% (as determined on the pricing date), subject to the maximum interest rate of 6.25% to 6.75% per annum (as determined on the pricing date), for any quarterly interest period;

¡	understand that the interest rate on the notes will never be higher than 6.25% to 6.75% per annum (as determined on the pricing date), regardless of how high the 7-Year CMS Rate rises;

¡

understand that if the 7-Year CMS Rate plus 0.00% to 0.10% (as determined on the pricing date) is less than 6.25% to 6.75% per annum (as determined on the pricing date) for any quarterly interest period, the cumulative interest rate for that year will be less than 6.25% to 6.75% per annum (as determined on the pricing date); and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect interest rates to increase beyond the maximum interest rate provided by the notes;

¡	are unwilling to accept the credit risk of Wells Fargo; or

¡	prefer the certainty of investments with fixed coupons and with comparable maturities issued by companies with comparable credit ratings.

PRS-2

Floating Rate Notes

Notes Linked to the 7-Year Constant Maturity Swap Rate due June 28, 2023

Terms of the Notes

Pricing Date:	June 26, 2013.*
Issue Date:	June 28, 2013.* (T+2)
Original Offering Price:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a principal amount of $1,000.
Stated Maturity Date:	June 28, 2023.* The notes are not subject to redemption by Wells Fargo or repayment at the option of any holder of the notes prior to the stated maturity date.
Payment at Maturity:	A holder will be entitled to receive on the stated maturity date a cash payment in U.S. dollars equal to $1,000 per note, plus any accrued and unpaid interest.
Interest Payment Dates:

Each March 28, June 28, September 28 and December 28, commencing September 28, 2013 and ending at maturity.* Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on and including the day immediately preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will commence on and include the issue date and end on and include September 27, 2013. Interest payable with respect to an interest period will be computed on the basis of a 360-day year of twelve 30-day months. If a scheduled interest payment date is not a business day, interest will be paid on the next business day, and interest on that payment will not accrue during the period from and after the scheduled interest payment date.

Interest Rate:

The interest rate that will apply during an interest period will be equal to the 7-Year Constant Maturity Swap Rate on the determination date for such interest period plus 0.00% to 0.10% (to be determined on the pricing date), subject to the maximum interest rate.

The “determination date” for an interest period will be two U.S. government securities business days prior to the first day of such interest period.

“7-Year Constant Maturity Swap Rate,” or “7-Year CMS Rate,” means, for any determination date, the “USD-ISDA-Swap Rate,” which will be the rate for U.S. Dollar swaps with a designated maturity of 7 years, expressed as a percentage, that appears on the Reuters Screen ISDAFIX1 Page (or any successor page thereto) as of 11:00 a.m., New York City time, on such determination date.

If such rate does not appear on the Reuters Screen ISDAFIX1 Page (or any successor page thereto) at such time, the calculation agent shall determine the 7-Year CMS Rate for the relevant determination date on the basis of the mid-market semi-annual swap rate quotations provided by the reference banks at approximately 11:00 a.m., New York City time, on such determination date. The calculation agent will request the principal New York City office of each of the reference banks to provide a quotation of its rate, and

(i)

if at least three quotations are provided, the rate for that determination date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest); and

(ii) if fewer than three quotations are provided, the calculation agent will determine the rate in its sole discretion.

*

To the extent that we make any change to the expected pricing date or expected issue date, the interest payment dates and stated maturity date may also be changed in our discretion to ensure that the term of the notes remains the same.

PRS-3

Floating Rate Notes

Notes Linked to the 7-Year Constant Maturity Swap Rate due June 28, 2023

Terms of the Notes (Continued)

“U.S. government securities business day” means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income department of its members be closed for the entire day for purposes of trading in U.S. government securities.

“Reference banks” means five leading swap dealers selected by the calculation agent in its sole discretion in the New York City interbank market.

“Mid-market semi-annual swap rate” means, on any determination date, the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 7-year maturity commencing on such determination date and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months.

“Representative amount” means an amount that is representative for a single transaction in the relevant market at the relevant time as determined by the calculation agent in its sole discretion.

Calculation Agent:	Wells Fargo Securities, LLC.
Maximum Interest Rate:	6.25% to 6.75% per annum (to be determined on the pricing date).
Material Tax Consequences:

The notes will be subject to the rules governing variable rate debt instruments for United States federal income tax purposes. Under such rules, holders will generally be required to include interest on the notes in income at the time interest is paid or accrued, depending on the holder’s method of accounting for tax purposes. We urge you to read the discussion entitled “United States Federal Income Tax Considerations” below on page PRS-8 for a more detailed discussion of the rules governing variable rate debt instruments, and we also urge you to discuss the tax consequences of your investment in the notes with your tax advisor.

No Listing:	The notes will not be listed on any securities exchange or automated quotation system.
Agent:	Wells Fargo Securities, LLC. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of $7.00 per note.
Denominations:	$1,000 and any integral multiple of $1,000
CUSIP:	94986RQQ7

PRS-4

Floating Rate Notes

Notes Linked to the 7-Year Constant Maturity Swap Rate due June 28, 2023

Risk Factors

Your investment in the notes will involve risks. You should carefully consider the risk factors set forth below as well as the other information contained in the prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the notes will be based on the level of the 7-Year CMS Rate, the interest rate that will apply at any time on the notes may be more or less than other prevailing market interest rates at such time and in any event will never exceed 6.25% to 6.75% per annum (as determined on the pricing date), regardless of the level of the 7-Year CMS Rate on any determination date. In addition, if the 7-Year CMS Rate plus 0.00% to 0.10% (as determined on the pricing date) is less than 6.25% to 6.75% per annum (as determined on the pricing date) for any quarterly interest period, the cumulative interest rate for that year will be less than 6.25% to 6.75% per annum (as determined on the pricing date). As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party, and any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness and actual or anticipated decreases in our credit ratings may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

The Agent Discount, Structuring And Development Costs, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution, structuring and development costs, offering expenses and the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. The price at which the agent or any other potential buyer may be willing to buy your notes will also be affected by the maximum interest rate provided by the notes and by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, among others, are expected to affect the value of the notes. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

—	The 7-Year Constant Maturity Swap Rate. The value of the notes prior to maturity will be influenced by the level of 7-Year CMS Rate forward rates at that time.

•	Interest Rates. The value of the notes may be affected by changes in the interest rates and in the yield curve in the U.S. markets.

PRS-5

Floating Rate Notes

Notes Linked to the 7-Year Constant Maturity Swap Rate due June 28, 2023

Risk Factors (Continued)

•

Time Remaining To Maturity. The value of the notes at any given time prior to maturity will likely be different from that which would be expected based on the then-current level of the 7-Year CMS Rate. This difference will most likely reflect a discount due to expectations and uncertainty concerning the level of the 7-Year CMS Rate during the period of time still remaining to the maturity date. In general, as the time remaining to maturity decreases, the value of the notes will approach the amount payable at maturity.

•

Our Credit Ratings, Financial Condition And Results Of Operation. Actual or anticipated changes in our credit ratings, financial condition or results of operation may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the level of the 7-Year CMS Rate, an improvement in our credit ratings, financial condition or results of operation will not reduce the other investment risks related to the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

One Of Our Affiliates Will Be The Calculation Agent And, As A Result, Potential Conflicts Of Interest Could Arise.

One of our affiliates will be the calculation agent for purposes of determining the 7-Year CMS Rate in the event that the 7-Year CMS Rate is not determined by reference to the Reuters Screen ISDAFIX1 Page or reference bank quotations. Although the calculation agent will exercise its judgment in good faith when performing its functions, potential conflicts of interest may exist between the calculation agent and you.

PRS-6

Floating Rate Notes

Notes Linked to the 7-Year Constant Maturity Swap Rate due June 28, 2023

Historical 7-Year CMS Rate Information

The following graph sets forth the 7-Year CMS Rate for each day in the period from January 1, 2003 to June 25, 2013. On June 25, 2013, the 7-Year CMS Rate was 2.250%. The historical 7-Year CMS Rates set forth below should not be taken as an indication of the 7-Year CMS Rate in the future.

PRS-7

Floating Rate Notes

Notes Linked to the 7-Year Constant Maturity Swap Rate due June 28, 2023

United States Federal Income Tax Considerations

The following is a general description of the material United States federal income tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the United States federal income tax consequences of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The discussion below applies to you only if you hold your notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of tax accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns the notes as part of a straddle, a hedging, a conversion or other integrated transaction for tax purposes,

•	a person that purchases or sells the notes as part of a wash sale for tax purposes,

•	a person subject to the alternative minimum tax, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the notes.

Except as otherwise noted under “—Non-United States Holders” below, this discussion is only applicable to you if you are a United States holder. You are a “United States holder” if you are a beneficial owner of a note and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust, if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the notes will be characterized and treated as debt instruments subject to the rules governing variable rate debt instruments for United States federal income tax purposes. Under these rules, you will include the interest payments on the notes in ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes, and any gain or loss you recognize upon the sale, exchange, or maturity of your notes will be capital gain or loss except to the extent that the amount realized is attributable to accrued but unpaid interest.

You will generally recognize gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the fair market value of the amount you receive at such time (other than the amount attributable to accrued but unpaid interest) and your adjusted tax basis in your notes. If you are an initial holder that purchased the notes at par, your adjusted tax basis should generally equal the price you paid for the notes.

If you purchase the notes at a price lower than the issue price, you may be subject to the rules governing market discount. If you purchase the notes at a price higher than the issue price, and if you so elect, you may be subject to the rules governing amortizable bond premium. In either case, you should consult your tax advisor as to the possible application of these rules to you.

Medicare Tax. For taxable years beginning after December 31, 2012, if you are an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, you will be subject to a 3.8% tax (the “Medicare Tax”) on the lesser of (1) your “net investment income” for the relevant taxable year and (2) the excess of your modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on your circumstances).

PRS-8

Floating Rate Notes

Notes Linked to the 7-Year Constant Maturity Swap Rate due June 28, 2023

United States Federal Income Tax Considerations (Continued)

Your net investment income will include your gross interest income in respect of the notes and any net gains you recognize upon the sale, exchange or maturity of the notes, unless such gross interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare Tax to any gross interest income and net gains you recognize in respect of your investment in the notes.

Non-United States Holders. If you are not a United States holder, subject to the discussion of backup withholding and information reporting below, payments of interest (including any amounts received upon the sale or exchange of notes that are attributable to accrued and unpaid interest) in respect of your notes will not be subject to U.S. federal income tax or withholding tax provided that:

•

you do not actually or constructively own 10% or more of the total combined voting power of all classes of our capital stock that are entitled to vote, within the meaning of Section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” that is, directly or indirectly, related to us through stock ownership;
•	you are not a bank whose receipt of interest on your notes is described in Section 881(c)(3)(A) of the Code;
•	the interest is not effectively connected with the conduct of a trade or business within the United States; and

•

you (i) provide your name and address and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on Internal Revenue Service (the “IRS”) Form W-8BEN (or other applicable form)); or (ii) hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable Treasury Regulations. Special certification rules apply to holders that are pass-through entities.

If the requirements described above are not satisfied, a 30% withholding tax will generally apply to the gross amount of interest on the notes that is paid to you. If the interest is effectively connected with the conduct of a trade or business within the United States, you would not be subject to the 30% withholding tax provided you certify as required on IRS Form W-8ECI; however, you would be subject to United States federal income tax in the same manner as United States holders as described above, unless an applicable income tax treaty provides otherwise, and, if you are a corporation, you could be subject to a branch profits tax with respect to such income at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

In addition, you generally will not be subject to United States federal income tax on capital gain realized on the sale, exchange or maturity of the notes, unless:

•	you are an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

•	the gain is effectively connected with your conduct of a trade or business in the United States (or, if certain tax treaties apply, is attributable to a permanent establishment in the United States).

If the first exception applies to you, you generally will be subject to United States federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to United States sources (including gains from the sale, exchange or maturity of the notes) exceed capital losses allocable to United States sources. If the second exception applies to you, you generally will be subject to United States federal income tax with respect to such gain in the same manner as United States holders, as described above, unless an applicable income tax treaty provides otherwise. Additionally, corporations could be subject to a branch profits tax with respect to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Backup Withholding and Information Reporting. In general, if you are a non-corporate United States holder, Wells Fargo and other payors are required to report to the IRS all payments made to you on your notes. In addition, Wells Fargo and other payors are required to report to the IRS any payment of proceeds of the sale or exchange of your notes before maturity within the United States (as well as the proceeds of certain sales outside the United States). Additionally, backup withholding will apply to any payments made to you on your notes if you fail to provide an accurate taxpayer identification number or you are notified by the IRS that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns.

If you are a non-United States holder of notes, we must report annually to the IRS and to you the amount of interest payments we make to you and the tax withheld with respect to such payments, regardless of whether withholding was required. You will generally not be subject to backup withholding regarding payments we make to you provided that we do not have actual knowledge or reason to know that you are a United States holder and you comply with certain certification and identification requirements as to your foreign status.

PRS-9